EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
September 30, 2023
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of September 30, 2023 and the related Condensed Consolidating Statements of Operations for the nine months ended September 30, 2023 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	September 30, 2023
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$228,075	$207,969	$478	$—	$436,522
Investment securities at fair value	128,704	—	—	—	128,704
Accounts receivable - trade, net	—	25,026	—	—	25,026
Intercompany receivables	2,223	—	—	(2,223)	—
Inventories	—	89,264	—	—	89,264
Income taxes receivable, net	24,135	—	11,064	(32,301)	2,898
Other current assets	1,138	10,657	507	—	12,302
Total current assets	384,275	332,916	12,049	(34,524)	694,716
Property, plant and equipment, net	572	34,321	8,707	—	43,600
Long-term investment securities	45,743	—	—	—	45,743
Investments in real estate ventures	—	—	122,172	—	122,172
Operating lease right-of-use assets	4,272	3,748	—	—	8,020
Investments in consolidated subsidiaries	273,927	—	—	(273,927)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	14,113	57,145	8,001	—	79,259
Total assets	$722,902	$535,641	$150,929	$(308,451)	$1,101,021
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Current portion of notes payable and long-term debt	$—	$15	$—	$—	$15
Intercompany payables	—	18	2,205	(2,223)	—
Income taxes payable, net	—	32,301	—	(32,301)	—
Current payments due under the Master Settlement Agreement	—	205,222	—	—	205,222
Current operating lease liability	1,944	1,910	—	—	3,854
Other current liabilities	39,336	89,357	532	—	129,225
Total current liabilities	41,280	328,823	2,737	(34,524)	338,316
Notes payable, long-term debt and other obligations, less current portion	1,385,499	—	—	—	1,385,499
Non-current employee benefits	59,291	6,218	—	—	65,509
Deferred income taxes, net	2,985	24,771	25,307	—	53,063
Non-current operating lease liability	2,960	2,187	—	—	5,147
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	4,242	22,307	293	—	26,842
Total liabilities	1,496,257	384,306	28,337	(34,524)	1,874,376
Commitments and contingencies
Total stockholders' (deficiency) equity	(773,355)	151,335	122,592	(273,927)	(773,355)
Total liabilities and stockholders' deficiency	$722,902	$535,641	$150,929	$(308,451)	$1,101,021

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Nine Months Ended September 30, 2023
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$1,063,918	$773	$(773)	$1,063,918
Expenses:
Cost of sales	—	726,950	—	—	726,950
Operating, selling, administrative and general expenses	22,769	59,096	642	(773)	81,734
Litigation settlement and judgment expense	—	18,789	—	—	18,789
Management fee expense	—	10,547	—	(10,547)	—
Operating (loss) income	(22,769)	248,536	131	10,547	236,445
Other income (expenses):
Interest expense	(80,337)	(1,517)	—	—	(81,854)
Loss on extinguishment of debt	(181)	—	—	—	(181)
Equity in earnings from real estate ventures	—	—	4,800	—	4,800
Equity in losses from investments	(141)	—	—	—	(141)
Equity in earnings in consolidated subsidiaries	193,010	—	—	(193,010)	—
Management fee income	10,547	—	—	(10,547)	—
Other, net	9,552	5,568	398	—	15,518
Income before provision for income taxes	109,681	252,587	5,329	(193,010)	174,587
Income tax benefit (expense)	15,848	(63,148)	(1,758)	—	(49,058)
Net income	$125,529	$189,439	$3,571	$(193,010)	$125,529
Comprehensive income	$126,077	$189,658	$3,571	$(193,229)	$126,077